Exhibit C-1-1


               DEBT TO BAA1 FROM AA3
17:29  06 Oct  RTRS-MOODY'S CUTS YORKSHIRE ELECTRICITY SHORT-TERM
               DEBT TO PRIME-2 FROM PRIME-1
17:36  06 Oct  RTRS-Moody's cuts Yorkshire Electricity <YKE.L>
               ratings

(Press release provided by Moody's Investors Service)

     NEW YORK, Oct 6 - Moody's Investors Service has downgraded the senior unsecured long-term debt ratings of Yorkshire Electricity Group plc to Baa1 from Aa3 and the short-term rating for Commercial Paper from Prime-1 to Prime-2, following the group's acquisition in a leveraged transaction which we expect will result in reduced financial flexibility over the foreseeable future.

     The rating action concludes a review initiated on 24 February 1997. Long term ratings of Yorkshire Electricity Group plc
("Yorkshire") that have been downgraded are:  8.625% GBP 150 million Eurobond due 2005 from Aa3 to Baa1; and 9.25% GBP200 million Eurobond due 2020 from Aa3 to Baa1.

     Yorkshire was acquired by two US utility holding companies:
Public Service Company of Colorado (now New Century Energies, Inc. following a merger) and American Electric Power Company, Inc.

     The GBP 1.5 billion transaction was financed with GBP 220 million equity contributions from each company, giving both an equal share in Yorkshire, with the remainder financed by bank borrowings held at UK-registered parent Yorkshire Power Group Limited ("YPG").

     These additional borrowings have increased the leverage to among the highest seen in acquisitions of Regional Electricity Companies (RECs") and will be compounded by further borrowings to fund the GBP 134 million retrospective "Windfall" tax liability recently enacted by Parliament.

     However, it is expected that the bank debt will be refinanced in due course with a series of offerings including a capital securities issue of up to 10% of total capitalization. It is also expected that some of Yorkshire's investments will be disposed of over the next two years, with the resultant proceeds being used to reduce borrowings.

     Yorkshire will now be required to make significant dividend payments to support the acquisition debt at YPG. This constrains financial flexibility, as debt protection measurements for the combination of Yorkshire and YPG are now considerably weaker.

     However, Moody's expects that Yorkshire will maintain adequate and stable earnings in its monopoly distribution business, which will continue to generate around three-quarters of EBITDA.
Yorkshire has good distribution profitability and an excellent supply business with low domestic tariffs.

     Moody's believes that this confers strong competitive advantages in the run-up to deregulation in gas and electricity supply. In common with other RECs, Yorkshire faces the impact of the next regulatory distribution price review in the year 2000, as well as the need to hedge the volatile price of electricity against the essentially fixed prices at which the RECs sell electricity to their customers.

     Yorkshire Electricity Group plc is a UK Regional Electricity
Company headquartered in Leeds, England. Its principal business is the distribution and supply of electricity to 2.1 million customers in the North East of England.

     The company had turnover of approximately GBP 1.3 billion in the financial year ended 31 March 1997.




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Telephone:     212/208-1167
Fax:           212/208-0084

                                        Standard & Poor's
                          A Division of The McGraw-Hill Companies

                                        October 1, 1997


Mr. Nick Dahlareen
Treasurer
Yorkshire Power Group Limited
Wetherby Road
Scarcroft, Leeds LS14 3HS
United Kingdom

Re:  Yorkshire Power Group Limited Credit Rating

Dear Mr. Dahlareen:

Pursuant to your request, Standard & Poor's has reviewed the information presented to us by Yorkshire Power Group Limited and has reviewed the information presented to us by Yorkshire Power Group Limited and has assigned Yorkshire Power Group Limited a credit rating of "BBB+/A-2". If you have any questions relating to this rating, we will be pleased to answer them.

We will maintain surveillance in accordance with Standard & Poor's policies. Standard & Poor's relies on the issuer, its counsel, accountants and other experts for the accuracy and completeness of the information submitted in connection with the rating and surveillance process. Accordingly, in order to maintain our rating surveillance, we should receive all pertinent information. In the event that we do not receive such information, the rating may be at risk of withdrawal.

This letter constitutes Standard & Poor's permission to you to disseminate the above-assigned rating to interested parties. You understand that Standard & Poor's has not consented to, and will not consent to, being named an "expert" under applicable securities laws. In addition, it should be understood that the rating is not a "market" rating nor a recommendation to buy, hold or sell any financial obligation of the company. Standard & Poor's reserves the right to advise its own clients, subscribers, and the public of the rating.

We are pleased to have had the opportunity of being of service to your. If we can be of further help, please do not hesitate to call upon us.

                              Very truly yours,
                              /s/ Curtis Moulton
                              Managing Director